UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF May 2026

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xinyuan Real Estate Co., Ltd. (“Company”) provides the following update regarding the filing status of its annual report on Form 20-F for the fiscal year ended December 31, 2025.

As disclosed in the Company’s Form 12b-25 filed on April 30, 2026, the Company extended the filing deadline for its annual report to May 15, 2026. However, the Company will not be able to complete the filing by such date.

The Company’s management team is still in the process of compiling the information required for the annual report and requires additional time to finalize the consolidated financial statements. The Company and its independent registered public accounting firm also require additional time to conduct further audit testing and complete the necessary documentation.

The Company will continue to work diligently with all relevant parties to advance the foregoing process and expects to file the annual report as soon as practicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: May 15, 2026	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer